Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 10, 2021 (June 25, 2021 as to the effects of discontinued operations discussed in Note 3), relating to the financial statements of Franchise Group, Inc. and subsidiaries (the “Company”), appearing in the Current Report on Form 8-K of the Company filed on June 25, 2021, and our report dated March 10, 2021, relating to the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 26, 2020. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 25, 2021